Mark B. Weeks (650) 843-5011 mweeks@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

October 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:       Jeffrey P. Riedler

Vanessa Robertson

Melissa Rocha

Sebastian Gomez Abero

RE:        Anacor Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 13, 2010
File No. 333-169322

Ladies and Gentlemen:

On behalf of Anacor Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-169322 (the “Registration Statement”).  We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 13, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Jeffrey P. Riedler.

The Amendment is being filed in response to comments received from the Staff, by letter dated October 21, 2010, with respect to the Registration Statement (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amendment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Our Lead Topical Antifungal AN2690 for Onychomycosis, page 2

1.                    We note your response to our prior comment seven and reissue the comment.  We appreciate the differences you highlight regarding the company’s Phase 2 trials and the Phase 3 trials of the potentially competing products.  Nevertheless we believe that since you disclose the efficacy of the potentially competing products, you should disclose the efficacy ranges for AN2690 in the Summary section.  Your

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concerns about different endpoints and lengths of trials can be explained in the disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the description on page 2 of the Amendment to remove the efficacy disclosure on the potentially competing products.

Our Collaboration with Eli Lilly and Company, page 5

2.                    We note your response to our prior comment 10.  Please revise your disclosure to provide a more narrow range of potential royalties (for example, high single digits to low teens, high single digits to low twenties, etc.).

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amendment.

AN2898 for Psoriasis and Atopic Dermatitis, page 83

3.                    Please disclose the date when you, or any of your collaborators, submitted an initial new drug application with the FDA for AN2898 for psoriasis and atopic dermatitis.  To the extent you have not submitted an IND to the FDA, please disclose when you anticipate submitting an IND or, in the alternative, disclose the reason you are not required to submit the IND.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 83 of the Amendment.

Compensation Discussion and Analysis, page 107
Cash Incentive Bonuses, page 109

4.                    We note your expanded disclosure in response to our previous comment 18.  Please expand your disclosure of corporate goals to quantify the minimum cash balance at year-end that was required to meet the corporate goal.  Please also disclose what was the liquidity objective for the company that had a 25% weighting.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 110 of the Amendment to quantify the minimum cash balance at year-end that was required to meet the corporate goal.

With regard to the second part of the Staff’s comment, the Company respectfully submits that the Company’s corporate goal relating to liquidity was in fact no more detailed than the Company has set forth on page 110 of the Amendment.  It was simply an objective to attempt to create liquidity for the Company’s stockholders.  The Company has revised its disclosure on page 110 to try to make that more clear.

Please do not hesitate to contact me at (650) 843-5011 or Michael Tenta at (650) 843-5636 if you have any questions or would like any additional information regarding these responses.

Sincerely,

Cooley LLP

/s/ Mark B. Weeks

Mark B. Weeks

cc:                                David P. Perry, Anacor Pharmaceuticals, Inc.
Michael E. Tenta, Esq., Cooley LLP
Joseph Muscat, Ernst & Young LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Gregory Chin, Esq., Latham & Watkins LLP